Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER 2016 FINANCIAL AND

OPERATING RESULTS

ATHENS, GREECE, August 25, 2016. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter ended June 30, 2016.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Successful delivery of one new eco LPG carrier in the second quarter of 2016.
•	Period on period increase of vessel calendar days by 15%.
•	Operational utilization of 91.2% in Q2 2016.
•	About 70% of fleet voyage days on period charters for the remainder of 2016, with close to $180 million in contracted revenues.
•	Average fleet age of 9.1 years, with 76% of our fleet below 15 years of age.
•	Revenues in Q2 2016 of $35.7 million ($32.4 million in Q2 2015).
•	EBITDA in Q2 2016 of $11.7 million ($9.9 million in Q2 2015).
•	Cash on hand of $71.6 million with operating cashflow of $ 17.0 million for Q2 2016.
•	Stock repurchase of a shade below 4.0 million shares for a total of $20.3 million, from the beginning of the program in December 2014 to date.
•	Fully funded orderbook, following the finalization of the financing terms for our last four newbuild deliveries due in 2017.

Second quarter 2016 Results:

¡	Revenues for the three months ended June 30, 2016 amounted to $35.7 million, an increase of $3.3 million, or 10.2%, compared to revenues of $32.4 million for the three months ended June 30, 2015, primarily due to the net addition of 7 vessels which increased the number of owned vessels to 54 as at the end of June 2016. Overall revenues for the three months ended June 30, 2016 were lower than expected due to market factors such as weak seasonal demand and low freight rates, as well as company specific factors, as four of our vessels were drydocked and one of our LPG vessels experienced a grounding incident during berthing resulting in a significant loss of revenue due to off hire.
¡	Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2016 were $3.7 million and $15.2 million respectively, compared to $3.9 million and $11.4 million respectively, for the three months ended June 30, 2015. The $0.2 million decrease in voyage expenses was primarily due to lower bunker costs incurred due to falling oil prices, which led to a decline in voyage costs, in spite of the 5.2% increase in spot market days in the second quarter of 2016. The 33.3% increase in operating expenses compared to the same period of 2015, is due to a net fleet expansion of seven vessels, and two vessels coming off bareboat, resulting in increased time charter and spot activity by 641 days. In addition to this, operating costs for the three months ended June 30, 2016 were also burdened by extraordinary costs as a result of the grounding incident of one of our LPG vessels.

¡	Drydocking costs for the three months ended June 30, 2016 and 2015 were $1.5 million and $ 0.4 million, respectively. The cost for the second quarter of 2016 corresponds to the drydocking of four vessels. Overall, for the remainder of 2016 the Company has scheduled drydockings for three more vessels.
¡	Depreciation for the three months ended June 30, 2016, was $9.7 million, a $1.1 million increase from $8.6 million for the same period of last year. This increase was due to the net addition of seven vessels.
¡	Included in the second quarter 2016 results are net losses from interest rate derivative instruments of $0.2 million. Interest paid on interest rate derivative instruments amounted to $0.2 million.
¡	As a result of the above, for the three months ended June 30 2016, the Company reported a net loss of $1.6 million, compared to net loss of $1.3 million for the three months ended June 30, 2015. The weighted average number of shares for the three months ended June 30, 2016 decreased to 39.7 million compared to 41.5 million for the same period of last year, mainly due to the repurchase of 2.1 million shares from April 2015 to June 30, 2016. Loss per share, basic and diluted, for the three months ended June 30, 2016 amounted to $0.04 compared to $0.03 for the same period of last year.
¡	Adjusted net loss was $1.5 million or $0.04 per share for the three months ended June 30, 2016 compared to adjusted net income of $2.4 million or $0.06 per share for the same period of last year.
¡	EBITDA for the three months ended June 30, 2016 amounted to $11.7 million. Reconciliations of Adjusted Net Income/(Loss), EBITDA and Adjusted EBITDA to Net Income/(Loss) are set forth below.
¡	An average of 53.0 vessels were owned by the Company during the three months ended June 30, 2016, compared to 46.0 vessels for the same period of 2015.

Six Months 2016 Results:

¡	Revenues for the six months ended June 30, 2016, amounted to $72.2 million, an increase of $4.1 million, or 6.0%, compared to revenues of $68.1 million for the six months ended June 30, 2015, primarily due to the higher number of vessels in our fleet in the 2016 period.
¡	Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2016 were $7.6 million and $29.8 million, respectively, compared to $8.1 million and $23.1 million for the six months ended June 30, 2015. The $0.5 million decrease in voyage expenses was mainly due to the lower bunker prices prevailing in the first six months of 2016 compared to the same period of 2015. The increase in operating expenses, was mainly driven by our fleet expansion and the two vessels coming off bareboat compared to the same period of 2015.
¡	Drydocking Costs for the six months ended June 30, 2016 and 2015 were $2.2 million and $0.4 million, respectively. In the first six months of 2016 we had seven vessels drydocked compared to one vessel in the same period of 2015.
¡	Depreciation for the six months ended June 30, 2016, was $19.3 million, a $2.3 million increase from $17.0 million for the same period of last year. This increase was due to the higher number of vessels in our fleet in the 2016 period.
¡	Included in the first six months of 2016 results are net losses from interest rate derivative instruments of $0.4 million. Interest paid on interest rate swap arrangements amounted to $0.7 million and gains from change in fair value of the same interest rate derivative instruments amounted to $0.3 million.
¡	The Company realized a $0.3 million gain on sale of vessel in the first six months of 2016.
¡	As a result of the above, for the six months ended June 30 2016, the Company reported a net loss of $0.9 million, compared to net income of $4.6 million for the six months ended June 30, 2015. The average number of shares outstanding as at June 30, 2016 decreased to 39.9 million compared to 41.8 million for the same period of last year, mainly due to the repurchase of 3.0 million shares from the beginning of 2015 to June 30, 2016. Loss per share for the six months ended June 30, 2016 amounted to $0.02 compared to earnings per share of $0.11 for the same period of last year.

¡	Adjusted net loss was $1.3 million or $0.03 per share for the six months ended June 30, 2016 compared to adjusted net income of $8.2 million or $0.20 per share for the same period last year.
¡	EBITDA for the six months ended June 30, 2016 amounted to $25.7 million. Reconciliations of Adjusted Net Income/(Loss), EBITDA and Adjusted EBITDA to Net Income/(Loss) are set forth below.
¡	An average of 52.9 vessels were owned by the Company during the six months ended June 30, 2016, compared to 46.0 vessels for the same period of 2015.
¡	As of June 30, 2016, cash and cash equivalents amounted to $71.6 million and total debt amounted to $422.1 million. During the six months ended June 30, 2016 debt repayments amounted to $31.2 million.

Share Repurchase Program

Since December 1, 2014 to date, the Company has repurchased a total of 3,872,232 shares at an average price of $5.24 per share for a total consideration of $20.3 million, under its $30.0 million buyback program.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A three year time charter for its 5,000 cbm, 2015 built, LPG carrier, Eco Universe, to an Oil Major until August 2019.
•	A one year time charter extension for its 5,000 cbm, 2015 built, LPG carrier, Eco Czar, to an international trading house until July 2017.
•	A one year bareboat charter for its 46,000 dwt, 2009 built, MR Product Tanker, Stealth Bahla, to a Major Middle Eastern Shipowning company until July 2017
•	A six month time charter extension for its 5,000 cbm, 2006 built, LPG carrier, Gas Inspiration, to an international LPG trader until March 2017.
•	A six month time charter for its 5,000 cbm, 2006 built, LPG carrier, Gas Ethereal, to an international trading house until February 2017.
•	A one month time charter extension for its 5,000 cbm, 2014 built, LPG carrier, Eco Invictus, to an international trading house until October 2016.
•	A six month time charter for its 4,000 cbm, 2001 built, LPG carrier, Gas Spirit to an Oil Major until March 2017.
•	A six month time charter for its 4,000 cbm, 2014 built, LPG carrier, Eco Corsair to an international trading house until December 2016.

With these charters the Company has contracted revenues of about $180 million. Total anticipated voyage days of our fleet are 69% covered for the remainder of 2016 and 37% covered for 2017.

Board Chairman Michael Jolliffe Commented

During the second quarter of 2016 freight rates in our segment remained very weak, continuing to bounce along the bottom. As evident from the previous quarter, our market is presently at a breakeven level, with suppressed profitability. We continue to operate in an extremely difficult market environment with, however, a small orderbook that should assist the segment to balance itself. Unfortunately, there is limited scrapping activity that therefore does not reduce the number of vessels in the water.

As to our Company’s performance this quarter, it was affected by extraordinary events resulting in extended off hire and thus revenue loss. Nevertheless we managed to increase our fleet utilization for 2016 by almost 10% and keep our secured revenues in the order of $ 180 million in spite of bad market conditions. We feel confident as to our fleet, and most importantly our realized capital expansion as 100% of our newbuilding deliveries in 2015 and 2016 are currently on period charters providing steady cash flows. In addition we follow a sensible capital management, maintaining our gearing at moderate levels. As per our cash management this quarter, we strategically decided to cut back on our stock repurchase in order to preserve our cash in this turbulent environment. We look forward to monitor the broader market and our Company’s performance in the next couple of quarters as we have no new deliveries up until the first quarter of 2017.

Conference Call details:

On August 25, 2016 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 00 1877 280 2342 (US Toll Free Dial In) or 0800 279 4977 (UK Toll Free Dial In) Access Code: 7454731

In case of any problems with the above numbers, please dial +1646 254 3360 (US Toll Dial In), +44(0)20 3427 1916 (Standard International Dial In).

Access Code: 7454731.

A telephonic replay of the conference call will be available until August 31st, 2016 by dialing +1 347 366 9565 (US Local Dial In), +44 (0)20 3427 0598 (UK Local Dial In).

Access Code: 7454731.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 50 LPG carriers, excluding the two chartered in vessels, with a total capacity of 247,017 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 4 LPG carriers with expected deliveries in 2017. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 54 owned LPG carriers with a total capacity of 334,387 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001 E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the second quarters and six month periods ended June 30, 2015 and June 30, 2016.

FLEET DATA	Q2 2015	Q2 2016	6M 2015	6M 2016
Average number of vessels (1)	46.0	53.0	46.0	52.9
Period end number of owned vessels in fleet	48	54	48	54
Total calendar days for fleet (2)	4,369	5,009	8,681	10,000
Total voyage days for fleet (3)	4,363	4,890	8,664	9,828
Fleet utilization (4)	99.9%	97.6%	99.8%	98.3%
Total charter days for fleet (5)	3,347	3,821	6,950	7,647
Total spot market days for fleet (6)	1,016	1,069	1,714	2,181
Fleet operational utilization (7)	89.2%	91.2%	92.4%	91.2%

1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income/(Loss), EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income/(loss) represents net income/(loss) before loss on derivatives excluding swap interest paid, share based compensation, impairment loss and gain on sale of vessel. EBITDA represents net income/(loss) before interest and finance costs including swap interest paid, interest income and other income, depreciation and amortization. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding swap interest paid, impairment loss and gain on sale of vessel. EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net income/(loss), you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Month Periods Ended June 30th,
	2015	2016	2015	2016
Net Income/(Loss) – Adjusted Net Income/(Loss)
Net (loss)/income	(1,260,142)	(1,550,038)	4,571,778	(914,191)
Loss on derivatives	101,760	201,063	161,451	419,291
Less swap interest paid	(254,386)	(203,195)	(663,632)	(737,050)
Gain on sale of vessels, net	(33,251)	—	(33,251)	(293,791)
Impairment loss	3,566,693	—	3,566,693	—
Share based compensation	308,728	90,726	614,063	181,452
Adjusted Net Income/(Loss)	2,429,402	(1,461,444)	8,217,102	(1,344,289)

Net income/(loss) – EBITDA
Net (loss)/income	(1,260,142)	(1,550,038)	4,571,778	(914,191)
Plus interest and finance costs incl. swap interest paid	2,595,582	3,697,720	5,218,822	7,587,555
Less interest income and other income/(expenses)	(82,179)	(149,989)	(208,415)	(272,729)
Plus depreciation	8,615,620	9,694,694	16,986,192	19,334,074
EBITDA	9,868,881	11,692,387	26,568,377	25,734,709

Net income/(loss) – Adjusted EBITDA
Net (loss)/income	(1,260,142)	(1,550,038)	4,571,778	(914,191)
Loss on derivatives	101,760	201,063	161,451	419,291
Gain on sale of vessels, net	(33,251)	—	(33,251)	(293,791)
Impairment loss	3,566,693	—	3,566,693	—
Share based compensation	308,728	90,726	614,063	181,452
Plus interest and finance costs	2,341,196	3,494,525	4,555,190	6,850,505
Less interest income and other income/(expenses)	(82,179)	(149,989)	(208,415)	(272,729)
Plus depreciation	8,615,620	9,694,694	16,986,192	19,334,074
Adjusted EBITDA	13,558,425	11,780,981	30,213,701	25,304,611

EPS – Adjusted EPS
Net (loss)/income	(1,260,142)	(1,550,038)	4,571,778	(914,191)
Adjusted net income/(loss)	2,429,402	(1,461,444)	8,217,102	(1,344,289)
Weighted average number of shares	41,545,085	39,746,051	41,790,051	39,890,741
EPS – Basic and Diluted	(0.03)	(0.04)	0.11	(0.02)
Adjusted EPS	0.06	(0.04)	0.20	(0.03)

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2015	2016	2015	2016
Revenues
Revenues	29,995,345	33,303,089	63,237,513	67,327,621
Revenues – related party	2,441,791	2,441,791	4,875,541	4,891,341

Total revenues	32,437,136	35,744,880	68,113,054	72,218,962

Expenses
Voyage expenses	3,491,019	3,230,841	7,312,092	6,747,136
Voyage expenses – related party	396,978	430,259	829,309	889,988
Charter hire expenses	1,024,233	1,024,348	2,056,141	2,055,722
Vessels’ operating expenses	10,369,865	14,195,501	21,046,428	27,716,880
Vessels’ operating expenses – related party	1,050,687	1,018,592	2,075,251	2,043,964
Drydocking costs	433,020	1,495,286	433,020	2,172,475
Management fees – related party	1,507,120	1,822,870	3,017,400	3,615,595
General and administrative expenses	916,404	791,097	1,840,232	1,544,893
Depreciation	8,615,620	9,694,694	16,986,192	19,334,074
Impairment loss	3,566,693	—	3,566,693	—
Net gain on sale of vessels	(33,251)	—	(33,251)	(293,791)

Total expenses	31,338,388	33,703,488	59,129,507	65,826,936

Income from operations	1,098,748	2,041,392	8,983,547	6,392,026

Other (expenses)/income
Interest and finance costs	(2,341,196)	(3,494,525)	(4,555,190)	(6,850,505)
Loss on derivatives	(101,760)	(201,063)	(161,451)	(419,291)
Interest income and other income/(expenses)	82,179	149,989	208,415	272,729
Foreign exchange gain/(loss)	1,887	(45,831)	96,457	(309,150)

Other expenses, net	(2,358,890)	(3,591,430)	(4,411,769)	(7,306,217)

Net (loss)/income	(1,260,142)	(1,550,038)	4,571,778	(914,191)

(Loss)/Earnings per share
- Basic and diluted	(0.03)	(0.04)	0.11	(0.02)

Weighted average number of shares
- Basic and diluted	41,545,085	39,746,051	41,790,051	39,890,741

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2015	2016
Assets
Current assets
Cash and cash equivalents	100,062,957	71,575,753
Receivables from related party	112,895	228,494
Trade and other receivables	4,743,869	3,821,767
Inventories	2,916,254	3,162,419
Advances and prepayments	1,249,402	1,581,966
Restricted cash	13,455,766	13,466,850
Vessel held for sale	831,226	—

Total current assets	123,372,369	93,837,249

Non-current assets
Advances for vessels under construction and acquisitions	44,031,882	43,973,788
Vessels, net	864,689,888	889,682,567
Other receivables from related party	115,599	—
Restricted cash	5,146,877	5,172,292
Deferred finance charges	390,000	540,414
Fair value of derivatives	127,555	—

Total non current assets	914,501,801	939,369,061

Total assets	1,037,874,170	1,033,206,310

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	9,188,852	6,566,720
Trade accounts payable	8,328,878	9,682,287
Accrued and other liabilities	5,602,939	6,281,176
Deferred income	4,954,193	4,251,634
Deferred income – related party	413,157	420,917
Fair value of derivatives	297,656	—
Current portion of long-term debt	74,928,451	65,091,230

Total current liabilities	103,714,126	92,293,964

Fair value of derivatives	681,197	1,998,790
Customer deposits	2,556,700	2,556,700
Deferred gain on sale and leaseback of vessels	580,701	483,448
Deferred income	56,183	4,258
Long-term debt	347,234,103	357,052,636
Total non current liabilities	351,108,884	362,095,832

Total liabilities	454,823,010	454,389,796

Commitments and contingencies	—	—
Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(20,486,872)	(22,523,528)
Additional paid-in capital	501,002,146	501,183,598
Retained earnings	102,486,324	101,572,133
Accumulated other comprehensive loss	(393,288)	(1,858,539)

Total stockholders’ equity	583,051,160	578,816,514

Total liabilities and stockholders’ equity	1,037,874,170	1,033,206,310

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2015	2016
Cash flows from operating activities
Net income/(loss) for the period	4,571,778	(914,191)

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	16,986,192	19,334,074
Amortization of deferred finance charges	274,556	352,979
Amortization of deferred gain on sale and leaseback of vessels	(96,718)	(97,253)
Share based compensation	614,063	181,452
Change in fair value of derivatives	(502,181)	(317,759)
Impairment loss	3,566,693	—
Gain on sale of vessels	(33,251)	(293,791)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(453,875)	922,102
Claims receivable	(789,403)	—
Inventories	(82,712)	(235,552)
Advances and prepayments	(9,678)	(332,564)
Increase/(decrease) in
Balances with related parties	4,542,995	(2,622,132)
Trade accounts payable	671,122	1,056,210
Accrued liabilities	871,715	678,237
Deferred income	(2,457,119)	(746,724)

Net cash provided by operating activities	27,674,177	16,965,088

Cash flows from investing activities
Insurance proceeds	743,452	—
Vessels’ acquisitions and advances for vessels under construction	(64,670,210)	(43,937,806)
Proceeds from sale of vessels, net	2,010,302	1,114,400
Decrease in restricted cash account	390,049	150,810
Increase in restricted cash account	—	(187,309)

Net cash used in investing activities	(61,526,407)	(42,859,905)

Cash flows from financing activities
Stock repurchase	(8,860,089)	(2,070,306)
Deferred finance charges	—	(540,414)
Customer deposits received	1,820,700	—
Loan repayments	(35,055,363)	(31,181,667)
Proceeds from long-term debt	36,675,000	31,200,000

Net cash used in financing activities	(5,419,752)	(2,592,387)

Net decrease in cash and cash equivalents	(39,271,982)	(28,487,204)
Cash and cash equivalents at beginning of year	129,114,803	100,062,957

Cash and cash equivalents at end of period	89,842,821	71,575,753